PROSPECTUS SUPPLEMENT
SEPTEMBER 27, 2001
(TO PROSPECTUS DATED JUNE 8, 2000)


                                  $300,000,000
                            MONONGAHELA POWER COMPANY
                   FIRST MORTGAGE BONDS, 5.0% SERIES DUE 2006
                        -------------------------------

         The First Mortgage Bonds, 5.0% Series Due 2006 will mature on October 1, 2006. We will pay interest on the new bonds on April 1 and October 1 of each year, commencing April 1, 2002. The new bonds are secured by the lien of the Indenture on substantially all of our property and franchises. We may redeem the new bonds, at our option, in whole or in part, at any time at the optional redemption price set forth in this prospectus supplement. The new bonds may also be redeemed at 100% of their principal amount with cash deposited with the trustee from proceeds of released property, property taken by eminent domain or insurance.

         Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.
                        -------------------------------


                                                 PER NEW BOND      TOTAL
                                                 ------------    ----------
Public offering price .....................         99.908%     $299,724,000
Underwriting discount .....................          0.600%     $  1,800,000
Proceeds, before expenses,
    to Monongahela Power Company ..........         99.308%     $297,924,000

         The public offering price set forth above does not include accrued interest. Interest on the new bonds will accrue from October 2, 2001.
                        -------------------------------



         The underwriters expect to deliver the new bonds in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on or about October 2, 2001.
                        -------------------------------


                            SOLE BOOK-RUNNING MANAGER
                         BANC OF AMERICA SECURITIES LLC

                               JOINT LEAD MANAGER
                         BANC ONE CAPITAL MARKETS, INC.

MELLON FINANCIAL MARKETS, LLC                          SCOTIA CAPITAL (USA) INC.

                                TABLE OF CONTENTS

                              PROSPECTUS SUPPLEMENT

                                                                           PAGE
About Monongahela Power Company ..........................................  S-3
Selected Financial Data ..................................................  S-3
Construction and Financing ...............................................  S-5
Use of Proceeds ..........................................................  S-5
Capitalization ...........................................................  S-6
Description of New Bonds .................................................  S-7
Underwriting ............................................................. S-11
Validity of New Bonds .................................................... S-12
Experts .................................................................. S-12

                                   PROSPECTUS

About This Prospectus ....................................................    2
About Monongahela Power Company ..........................................    2
Use of Proceeds ..........................................................    2
Ratio of Earnings to Fixed Charges .......................................    3
Description of Securities We May Offer ...................................    4
Regarding the Trustees ...................................................   14
Plan of Distribution .....................................................   15
Validity of Debt Securities ..............................................   16
Experts ..................................................................   16
Where You Can Find More Information ......................................   16


                        -------------------------------

         No dealer, salesperson or other person is authorized to give any information or to represent anything not contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. You must not rely on any unauthorized information or representations. This prospectus supplement and the accompanying prospectus are an offer to sell only the new bonds offered hereby, but only under the circumstances and in jurisdictions where it is lawful to do so. The information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus is current only as of its date.

         Some statements in this prospectus supplement and the accompanying prospectus constitute forward-looking statements with respect to our company. These forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance, or achievements of our company to be materially different from any future results, performance, or achievements expressed or implied by those forward-looking statements. These factors may affect our operations, markets, products, services, and prices. These factors include, among others, general and economic and business conditions; industry capacity; changes in technology; changes in political, social and economic conditions; regulatory matters; litigation involving our company; regulatory conditions applicable to our company; the loss of any significant customers; and changes in business strategy or development plans.

                         ABOUT MONONGAHELA POWER COMPANY

         Monongahela Power Company is an electric and gas utility operating in northern West Virginia and an adjacent portion of Ohio. We also own generating capacity in Pennsylvania. We are a wholly-owned subsidiary of Allegheny Energy, Inc. and, together with West Penn Power Company and The Potomac Edison Company, comprise the Allegheny Power integrated electric utility system. Ninety-two percent of our retail customers are located in West Virginia, and the remainder are in Ohio.

                             SELECTED FINANCIAL DATA

         You should read the following selected financial data for the twelve months ended June 30, 2001, the six months ended June 30, 2001, the six months ended June 30, 2000 and the year ended December 31, 2000 in conjunction with the audited Financial Statements contained in our Annual Report on Form 10-K for the year ended December 31, 2000. The unaudited selected financial data for the twelve months ended June 30, 2001, the six months ended June 30, 2001 and the six months ended June 30, 2000 reflect all adjustments (which consist only of normal recurring adjustments) which in our opinion are necessary for a fair presentation of results for that period.


                                                  12 MONTHS       SIX MONTHS      SIX MONTHS        YEAR ENDED
                                                     ENDED           ENDED           ENDED         DECEMBER 31,
                                               JUNE 30, 2001(3) JUNE 30, 2001(3) JUNE 30, 2000         2000(4)
`                                              ---------------- ---------------- -------------    -------------
                                                                     (DOLLARS IN THOUSANDS)
INCOME STATEMENT DATA:
   Total Operating Revenues .................   $   963,200       $   505,364   $   370,211       $   828,047
   Operating Income .........................       147,888            70,782        58,261           135,367
    Income Before Interest Charges and
     Extraordinary Charge, Net ..............       152,617            74,964        61,900           139,553
   Interest Charges(1) ......................        50,305            25,538        20,207            44,974
   Income Before Extraordinary Charge, Net...       102,312            49,426        41,693            94,579
   Extraordinary Charge, Net(2) .............        (4,897)             --         (58,227)          (63,124)
   Net Income ...............................        97,415            49,426       (16,534)           31,455
BALANCE SHEET DATA:
   Total Assets .............................   $ 1,884,592       $ 1,884,592   $ 1,600,736       $ 2,005,668
   Long-Term Obligations ....................       601,491           601,491       506,487           606,734
   Redeemable Preferred Stock ...............        24,000            24,000        24,000            24,000

-------------------
(1) Interest charges include allowance for borrowed funds used during construction.

(2) Income Statement Data includes extraordinary charges recorded as a result of West Virginia deregulation and Ohio deregulation to reflect Monongahela Power's discontinuation of the application of Statement of Financial Accounting Standards No. 71 for its West Virginia electric generation operations in the first quarter of 2000 and for its Ohio electric generation operations in the fourth quarter of 2000. The company recorded a charge of $104.9 million, $63.1 million after tax, for the twelve months ending December 31, 2000 to reflect the unrecoverable net regulatory assets that will not be collected from customers and to record a rate stabilization obligation.

(3) In June 2001, we transferred approximately 352 megawatts of generating assets to Allegheny Energy Supply Company, LLC at a net book value of $48.7 million. Our remaining generation assets, 2,111 megawatts, which serve customers in West Virginia, will not be transferred until tax changes related to the deregulation of the retail power market in West Virginia have been passed by the West Virginia Legislature or the West Virginia Public Service Commission otherwise takes regulatory action. Subject to reaching a settlement with the West Virginia Public Service Commission or authorization from the West Virginia Legislature and the Securities and Exchange Commission releasing jurisdiction over the proposed transfer, we intend to transfer the remaining assets as soon as possible.

(4) On August 18, 2000, we purchased Mountaineer Gas, a natural gas sales, transportation, and distribution company serving southern West Virginia and the northern and eastern panhandles of West Virginia, from Energy Corporation of America. We purchased Mountaineer Gas for approximately $326 million, which included the assumption of $100.1 million of existing long term debt.

                       RATIO OF EARNINGS TO FIXED CHARGES

                                                           12 MONTHS          SIX MONTHS        SIX MONTHS         YEAR ENDED
                                                              ENDED              ENDED             ENDED            DECEMBER 31,
                                                         JUNE 30, 2001(2)    JUNE 30, 2001(2)   JUNE 30, 2000        2000(3)
                                                         ----------------    ----------------  ---------------     -------------
                                                                     (DOLLARS IN THOUSANDS)
EARNINGS:
   Net Income(1) ....................................      $ 102,312           $  49,426           $ 41,693           $  94,579
   Plus: Fixed Charges (see below) ..................         55,122              28,230             22,193              49,086
     Income Taxes(1) ................................         54,342              26,639             24,781              52,484
     Amortization of capitalized
       interest .....................................             15                  10               --                     5
     Income distributions of equity
       investees ....................................          8,318               3,998              4,320               8,640
   Less: Capitalized Interest .......................         (1,072)               (732)              (147)               (487)
     Income from unconsolidated
       equity investees .............................         (5,310)             (2,339)            (2,936)             (5,907)
   Total Earnings ...................................        213,727             105,232             89,904             198,400
FIXED CHARGES:
   Interest on long-term debt .......................         48,326              25,468             19,095              41,953
   Other interest ...................................          3,311               1,062              1,535               3,785
   Estimated interest component of
       rentals ......................................          3,485               1,700              1,563               3,348
   Total Fixed Charges ..............................         55,122              28,230             22,193              49,086
Ratio of Earnings to Fixed Charges ..................           3.88                3.73               4.05                4.04
Pro Forma Ratio of Earnings to Fixed
   Charges(4) .......................................             --                3.24                 --                3.52

---------

(1)  Net income and income taxes exclude extraordinary charges.

(2) In June 2001, we transferred approximately 352 megawatts of generating assets to Allegheny Energy Supply Company, LLC at a net book value of $48.7 million. Our remaining generation assets, 2,111 megawatts, which serve customers in West Virginia, will not be transferred until tax changes related to the deregulation of the retail power market in West Virginia have been passed by the West Virginia Legislature or the West Virginia Public Service Commission otherwise takes regulatory action. Subject to reaching a settlement with the West Virginia Public Service Commission or authorization from the West Virginia Legislature and the Securities and Exchange Commission releasing jurisdiction over the proposed transfer, we intend to transfer the remaining assets as soon as possible.

(3) On August 18, 2000, we purchased Mountaineer Gas, a natural gas sales, transportation, and distribution company serving southern West Virginia and the northern and eastern panhandles of West Virginia, from Energy Corporation of America. We purchased Mountaineer Gas for approximately $326 million, which included the assumption of $100.1 million of existing long term debt.

(4) The pro forma ratio of earnings to fixed charges for the six months ended June 30, 2001 of 3.24 includes $4.1 million of reductions in net income, increases of $3.1 million in fixed charges and $2.8 million in reductions in income taxes. The pro forma ratio of earnings to fixed charges for the year ended December 31, 2000 of 3.52 includes $6.1 million of reductions in net income, increases of $6.2 million in fixed charges and $4.0 million in reductions in income taxes.

         The pro forma ratio of earnings to fixed charges presented in the table above gives effect to the sale of the new bonds and the application of proceeds described under "Use of Proceeds" below.

                           CONSTRUCTION AND FINANCING

         Our construction expenditures in 2000 amounted to $82.2 million and for 2001 and 2002 are expected to aggregate $109.9 million and $111.5 million, respectively. In 2000, these expenditures included $43.8 million for the installation of environmental control technology, of which $16.8 million was allocated to compliance with the Clean Air Act Amendments of 1990 (which will be referred to as the "CAAA" for the remainder of this prospectus supplement). The 2001 and 2002 estimated construction expenditures include $40.9 million and $55.8 million, respectively, for environmental control technology, of which $39.3 million and $49.0 million, respectively, will cover costs of compliance with the CAAA. Allowance for funds used during construction ("AFUDC") (shown below), which means allowances for the carrying cost of funds during construction, has been reduced for carrying charges on CAAA expenditures that are being collected through currently approved base rates.


                                                                  2000             2001              2002
                                                                  ----             ----              ----
                                                                           (DOLLARS IN MILLIONS)
Generation ..................................................      $ 36.5        $    45.8        $     56.3
Transmission and Distribution ...............................        45.7             64.1              55.2
                                                                ---------         ---------       ----------
     Total ..................................................        82.2            109.9             111.5
                                                                =========         =========       ==========
Allowance for Funds Used During Construction
   included above ...........................................       $ 0.1        $      --        $       --

                                 USE OF PROCEEDS

         We will use the net proceeds from the sale of the new bonds, together with other corporate funds, for the following purposes:

         o to redeem $50 million principal amount of our First Mortgage Bonds, 85/8% Series Due 2021 at their current optional redemption price of 104.19% of their principal amount plus accrued interest to the redemption date,

         o to redeem $40 million principal amount of our 8% Quarterly Income Debt Securities (QUIDSSM) (Junior Subordinated Deferrable Debentures Series A) due June 30, 2025 at a redemption price of 100% of their principal amount plus accrued interest to the redemption date,

         o to pay off a credit facility maturing on October 18, 2001 in the principal amount of $100 million plus accrued interest at the current variable interest rate of 3.98%,

         o to pay off and retire $25 million principal amount of our First Mortgage Bonds, 73/8% Series Due 2002 at maturity,

         o        to pay issuance expenses relating to the new bonds, and

         o to add to our general funds which, together with other funds available to us, will be used for other corporate purposes, including financing our construction program.

                                 CAPITALIZATION

         The following table sets forth our capitalization at June 30, 2001 and December 31, 2000, and as adjusted to give effect to the sale of the new bonds and the application of proceeds described above under "Use of Proceeds."




                                                               AT JUNE 30, 2001                   AT DECEMBER 31, 2000
                                                           --------------------------         ----------------------------
                                                           ACTUAL         AS ADJUSTED         ACTUAL           AS ADJUSTED
                                                           -------        -----------         -------          -----------
                                                                               (DOLLARS IN THOUSANDS)
Common stock, other paid-in capital,
   and retained earnings ............................... $   661,572       $   661,572       $   707,899       $   707,899
Preferred stock ........................................      74,000            74,000            74,000            74,000
Long term debt and QUIDS:
   First mortgage bonds ................................     210,000           435,000           210,000           435,000
   Quarterly income debt securities ....................      40,000              --              40,000              --
   Secured notes .......................................      81,851            81,851            81,859            81,859
   Unsecured notes .....................................     100,667           100,667           106,060           106,060
   Installment purchase obligations ....................      19,100            19,100            19,100            19,100
   Medium-term debt ....................................     153,475           153,475           153,475           153,475
   Unamortized debt discount and premium ...............      (3,602)           (2,320)           (3,760)           (2,441)
Short-term debt ........................................          --                --            37,015            37,015
Long-term debt due within one year .....................     105,408             5,408           100,000                --
                                                         -----------       -----------       -----------       -----------
   Total capitalization and short-term debt ............ $ 1,442,471       $ 1,528,753       $ 1,525,648       $ 1,611,967
                                                         ===========       ===========       ===========       ===========

                            DESCRIPTION OF NEW BONDS

         THE FOLLOWING DESCRIPTION IS A SUMMARY OF THE MATERIAL PROVISIONS OF THE NEW BONDS. BECAUSE IT IS ONLY A SUMMARY, THE DESCRIPTION MAY NOT CONTAIN ALL OF THE INFORMATION THAT IS IMPORTANT TO YOU AS A POTENTIAL INVESTOR IN THE NEW BONDS. THEREFORE, WE URGE YOU TO READ THE INDENTURE AND THE FORM OF NEW BOND IN MAKING YOUR DECISION ON WHETHER TO INVEST IN THE NEW BONDS. WE HAVE FILED COPIES OF THESE DOCUMENTS WITH THE SECURITIES AND EXCHANGE COMMISSION AND WILL ALSO FILE COPIES OF THESE DOCUMENTS AT THE OFFICE OF THE TRUSTEE IN NEW YORK CITY.

         THE FOLLOWING DESCRIPTION OF THE PARTICULAR TERMS OF THE NEW BONDS OFFERED BY THIS PROSPECTUS SUPPLEMENT SUPPLEMENTS AND REPLACES ANY INCONSISTENT INFORMATION IN THE DESCRIPTION OF THE GENERAL TERMS AND PROVISIONS OF THE DEBT SECURITIES IN THE ATTACHED PROSPECTUS.

GENERAL

         The new bonds will:

         o be initially limited to $300,000,000 aggregate principal amount;

         o        mature on October 1, 2006;

         o be issued in the form of one or more global securities held by DTC;

         o bear interest at the rate of 5.0% per year from October 2, 2001 or from the most recent interest payment date to which interest has been paid or provided for, payable on a semi-annual basis on April 1 and October 1 of each year, commencing April 1, 2002, to the persons in whose name the new bonds are registered at the close of business on the last business day prior to such interest payment date; provided that, if the new bonds in global form are exchanged for certificated new bonds, the interest payment will be sent to the persons in whose name the new bonds are registered at the close of business on the day that is 10 days prior to such interest payment date; and

         o be secured by the lien of the Indenture on substantially all of our property and franchises.

         Neither the Indenture nor the Supplemental Indenture relating to the new bonds contains any covenants or other provisions that are specifically intended to afford holders of the new bonds special protection in the event of a highly leveraged transaction.

REDEMPTION

         OPTIONAL REDEMPTION

         We may, at our option, redeem the new bonds in whole or in part at any time at a redemption price equal to the greater of:

         o 100% of the principal amount of the new bonds to be redeemed, plus accrued interest to the redemption date, or

         o as determined by the Quotation Agent, the sum of the present values of the remaining scheduled payments of principal and interest on the new bonds to be redeemed (not including any portion of payments of interest accrued as of the redemption date) discounted to the redemption date on a semi-annual basis at the Adjusted Treasury Rate plus 20 basis points, plus accrued interest to the redemption date.

         The redemption price will be calculated assuming a 360-day year consisting of twelve 30-day months.

         "Adjusted Treasury Rate" means, with respect to any redemption date, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.

         "Comparable Treasury Issue" means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the new bonds that would be used, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the new bonds.

         "Comparable Treasury Price" means, with respect to any redemption date:

         o the average of the Reference Treasury Dealer Quotations for that redemption date, after excluding the highest and lowest of the Reference Treasury Dealer Quotations, or

         o if the trustee obtains fewer than three Reference Treasury Dealer Quotations, the average of all Reference Treasury Dealer Quotations so received.

         "Quotation Agent" means the Reference Treasury Dealer appointed by us.

         "Reference Treasury Dealer" means (1) each of Banc of America Securities LLC, Banc One Capital Markets, Inc. and Salomon Smith Barney Inc., and their respective successors, unless any of them ceases to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), in which case we will substitute another Primary Treasury Dealer; and (2) any other Primary Treasury Dealer selected by us.

         "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by that Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding that redemption date.

         We will mail notice of any redemption at least 30 days but not more than 60 days before the redemption date to each holder of the new bonds to be redeemed.

         Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the new bonds or portions of the new bonds called for redemption.

         SPECIAL REDEMPTION

         The special redemption price is 100% of the principal amount of the bonds to be redeemed plus accrued interest and applies to redemptions of the new bonds with cash deposited with the trustee from proceeds of released property, property taken by eminent domain or insurance. Redemptions of the new bonds during any 12-month period beginning April 30 at the special redemption price with cash deposited with the trustee may not exceed the greater of:

         o 1% of the principal amount of the series of the new bonds originally issued ($3,000,000) or

         o the lowest percentage redeemed of first mortgage bonds of any other series then redeemable in accordance with the same method during the same period relative to the respective aggregate principal amount of first mortgage bonds of such series originally issued.

PAYMENT OF PRINCIPAL AND INTEREST

         We will make payments of principal and interest on the new bonds to The Depository Trust Company ("DTC"), as depositary, which will receive the funds for distribution to the beneficial holders of the new bonds. We expect that holders of the new bonds will be paid in accordance with the procedures of DTC and its direct and indirect participants. Neither we nor any paying agent will have any responsibility or liability for any aspect of the records of, or payments made by, DTC or any failure on the part of DTC in making payments to holders of the new bonds in global form from the funds it receives.

GLOBAL CLEARANCE AND SETTLEMENT

         We have obtained the information in this section from sources we believe to be reliable, including from DTC, and we take responsibility for the accurate reproduction of this information. We take no responsibility, however, for the accuracy of this information. DTC is under no obligation to perform or continue to perform the procedures described below, and it may modify or discontinue them at any time. Neither we nor the trustee will be responsible for DTC's performance of its obligations under its rules and procedures. Nor will we or any registrar be responsible for the performance by direct or indirect participants of their obligations under their rules and procedures.

         GENERAL

         DTC is:

         o a limited-purpose trust company organized within the meaning of the New York Banking Law;

         o        a "banking organization" under the New York Banking Law;

         o        a member of the Federal Reserve System;

         o a "clearing corporation" within the meaning of the New York Uniform Commercial Code; and

         o a "clearing agency" registered under Section 17A of the Securities Exchange Act of 1934.

         DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between its participants. It does this through electronic book-entry changes in the accounts of its direct participants, eliminating the need for physical movement of securities certificates. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange and the National Association of Securities Dealers, Inc.

        OWNERSHIP OF THE NEW BONDS THROUGH DTC

         We will issue the new bonds in the form of one or more fully registered book-entry securities, registered in the name of Cede & Co., a nominee of DTC. Financial institutions, acting as direct and indirect participants in DTC, will represent your beneficial interests in the book-entry securities. These financial institutions will record the ownership and transfer of your beneficial interests through book-entry accounts.

         We and the trustee will treat the registered holder of the new bonds, initially Cede & Co., as the absolute owner of the new bonds for all purposes. Once we and the trustee make payments to the registered holders, we and the trustee will no longer be liable on the new bonds for the amounts so paid. Accordingly, if you own a beneficial interest in the book-entry securities, you must rely on the procedures of the institutions through which you hold your interests in the book-entry securities (including DTC and its participants) to exercise any of the rights granted to the holder of the book-entry securities. Under existing industry practice, if you desire to take any action that Cede & Co., as the holder of these book-entry securities, is entitled to take, then Cede & Co. would authorize the DTC participant through which you own your beneficial interest to take the action, and that DTC participant would then either authorize you to take the action or act for you on your instructions.

         DTC may grant proxies or authorize its participants (or persons holding beneficial interests in the new bonds in global form through these participants) to exercise any rights of a holder or take any other actions that a holder is entitled to take under the Indenture or the new bonds.

         TRADING BETWEEN DTC PURCHASERS AND SELLERS

         DTC participants will transfer interests in the new bonds among themselves in the ordinary way according to DTC rules. DTC participants will pay for these transfers by wire transfer. The laws of some states require certain purchasers of securities to take physical delivery of the securities in definitive form. These laws may impair your ability to transfer beneficial interests in the new bonds to these purchasers. DTC can act only on behalf of its direct participants, who in turn act on behalf of indirect participants and certain banks. Thus, your ability to pledge beneficial interests in the new bonds to persons that do not participate in the DTC system, and to take other actions, may be limited because you will not possess a physical certificate that represents your interest.

                                  UNDERWRITING

         We have entered into a purchase agreement with respect to the new bonds with the underwriters named below. Subject to certain conditions, we have agreed to sell, and each underwriter has severally agreed to purchase, the principal amount of new bonds indicated in the following table.

UNDERWRITERS                                              PRINCIPAL AMOUNT
------------                                                 OF NEW BONDS
                                                             ------------
Banc of America Securities LLC .................             $120,000,000
Banc One Capital Markets, Inc. .................              120,000,000
Mellon Financial Markets, LLC ..................               30,000,000
Scotia Capital (USA) Inc. ......................               30,000,000
                                                             ------------
Total ..........................................             $300,000,000

         New bonds sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus supplement. Any new bonds sold by the underwriters to securities dealers may be sold at a discount from the public offering price of up to 0.375% of the principal amount of new bonds. Any of the securities dealers may resell any new bonds purchased from the underwriters to certain brokers or dealers at a discount from the public offering price of up to 0.250% of the principal amount of new bonds. If all the new bonds are not sold at the public offering price, the underwriters may change the offering price and the other selling terms.

         There is presently no established trading market for the new bonds, and we do not intend to apply for listing of the new bonds on a national securities exchange. The underwriters have advised us that they intend to make a market in the new bonds but they are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the new bonds.

         In connection with the offering, the underwriters may purchase and sell the new bonds in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of new bonds than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the new bonds while the offering is in progress.

         The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased new bonds sold by or for the account of the underwriter in stabilizing or short covering transactions.

         These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the new bonds. As a result, the price of the new bonds may be higher than the price that otherwise might exist in the open market. If these activities are commenced, the underwriters may discontinue them at any time. These transactions may be effected in the over-the-counter market or otherwise.

         We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

         The underwriters or their affiliates may engage in transactions with, or perform services for, us or our affiliates in the ordinary course of business.

         Because more than 10% of the net proceeds of this offering may be paid to affiliates of the underwriters, this offering is made pursuant to Rule 2710(c)(8) of the National Association of Securities Dealers, Inc.

                              VALIDITY OF NEW BONDS

         Sullivan & Cromwell, New York, New York, will pass upon the validity of the new bonds for us. Simpson Thacher & Bartlett, New York, New York, will pass upon the validity of the new bonds for the underwriters. On matters of local law, these firms will rely on Robert R. Winter, Esq., Vice President and Deputy General Counsel of Monongahela Power Company.

                                     EXPERTS

         The financial statements incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K for the year ended December 31, 2000 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                          PROSPECTUS DATED JUNE 8, 2000

                                  $300,000,000

                            MONONGAHELA POWER COMPANY

                              FIRST MORTGAGE BONDS
                            UNSECURED DEBT SECURITIES

                             ----------------------


     We may offer from time to time up to $300,000,000 of our debt securities. These securities may be either first mortgage bonds, secured by a mortgage on our assets, or unsecured debt securities. When we offer these securities, we will provide you with a prospectus supplement describing the terms of the specific issue, including the offering price and whether the securities are secured.

     You should read this prospectus and the prospectus supplement relating to the specific issue of securities carefully before you invest.

                             ----------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ----------------------

     We may sell these securities to underwriters, through agents or directly to other purchasers. The prospectus supplement will include the names of any underwriters or agents.

ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the SEC using a "shelf" registration process. Under this shelf process, we may sell the securities described in this prospectus in one or more offerings up to a total dollar amount of $300,000,000. This prospectus provides you with a general description of the first mortgage bonds and unsecured debt securities we may offer. In this prospectus, we refer to the first mortgage bonds and unsecured debt securities collectively as "SECURITIES".

     Each time we sell Securities, we will provide a "PROSPECTUS SUPPLEMENT" that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described in the section entitled "Where You Can Find More Information" on page 16.

     For more detail, you should read the exhibits, financial statements, notes and schedules filed with our registration statement.

ABOUT MONONGAHELA POWER COMPANY

     MONONGAHELA POWER COMPANY is an electric and gas utility operating in northern West Virginia and an adjacent portion of Ohio. We also own generating capacity in Pennsylvania. We are a wholly-owned subsidiary of Allegheny Energy, Inc. and, together with West Penn Power Company and The Potomac Edison Company, comprise the Allegheny Power integrated electric utility system. 92% of our retail customers are located in West Virginia, and the remainder are in Ohio.

POTENTIAL RESTRUCTURING

     Starting on January 1, 2001, all customers in Ohio will be able to choose their electricity supplier. This marks the beginning of a multi-year transition to market rates. Total electric rates will be frozen over this period, and residential customers are guaranteed a five percent cut in the generation portion of their rates, unless this reduction would unduly impair market entry. We have filed a transition plan with the Public Utilities Commission of Ohio which contemplates, pursuant to the Ohio restructuring statute, transferring to our affiliate, Allegheny Energy Supply Company, LLC, our generating assets that are allocated to servicing Ohio customers. By law, the Ohio Commission must act on our request by the end of October 2000.

     In December 1999, the West Virginia Public Service Commission concluded that public interest would be best served by opening the supply of electricity to market competition. On March 11, 2000, the West Virginia legislature approved a plan that will allow market competition, but provided that this plan cannot be implemented until certain tax issues are resolved and the legislature takes further action to implement it. The legislative plan contemplates the transfer of our electric generating assets to unregulated entities on or after the date customers are permitted to choose their power supplier. We expect that the legislature will take implementing action during the first half of 2001. At that time, we expect to transfer our generating assets that are allocated to servicing our customers in West Virginia to Allegheny Energy Supply. There can be no assurance, however, that the West Virginia legislature will take the further action which is required to implement the deregulation plan and our proposed asset transfer.

     Even with legislative authorization, we cannot commence a transfer of West Virginia generating assets, until we receive the approval of the SEC pursuant to the Public Utility Holding Company Act of 1935. We must also obtain approval from the Federal Energy Regulatory Commission. We cannot assure you when or even if restructuring in West Virginia will be accomplished.

USE OF PROCEEDS

     Unless otherwise indicated in the prospectus supplement, we will use the net proceeds from the sale of the Securities for the proposed acquisition of Mountaineer Gas Company, and for general corporate purposes, including the refinancing of debt and the financing of our construction program.

     Allegheny Energy Inc., our parent, announced in December 1999 that it had entered into a stock purchase agreement to acquire Mountaineer Gas Company for $323 million ($100 million of which may be assumed debt), subject to certain adjustments. At that time, Allegheny Energy Inc. also announced its intention to assign all its rights under the agreement to us. On May 11, 2000, the Public Service Commission of West Virginia approved our acquisition of Mountaineer Gas Company. This purchase will not occur, however, until we also receive approval from the SEC pursuant to the Public Utility Holding Company Act of 1935.

OUR CONSTRUCTION PROGRAM

     Our construction expenditures in 1999 amounted to $82.4 million. In 2000 and 2001, these expenditures are expected to total $75 million and $72.4 million, respectively. Our total actual environmental expenditures for the construction of environmental control technology in 1999 amounted to $16.1 million. The 2000 and 2001 estimated expenditures include $27.2 million and $33.8 million, respectively, for construction of environmental control technology. These estimates, however, might be revised.

     We anticipate that as West Virginia and Ohio move to a competitive market for the supply of electricity, and our generating assets are transferred to Allegheny Energy Supply, any obligations we may have at that time to supply electricity can be met by purchasing electricity in the market or from Allegheny Energy Supply. Accordingly, costs related to the generation of electricity, including construction and fuel expenditures, will be borne by others.

     In connection with our construction program, we must estimate the availability and cost of capital as well as the future demands of our customers that are subject to regional, national and international developments, changing business conditions, and other factors. The construction of facilities and their cost are affected by laws and regulations, lead times in manufacturing, availability of labor, materials and supplies, inflation, interest rates, and licensing, rate, environmental and other proceedings before regulatory authorities. Decisions regarding construction of facilities must also take into account retail competition. As a result, our future plans are subject to continuing review and substantial change.

     We have financed our construction program through funds we have generated from operations and through the sale of a variety of debt and equity securities, equity investments by our parent company Allegheny Energy, Inc. and, where necessary, interim short-term debt. Our future ability to finance our construction program by these means depends on many factors, including the effects of competition, our ability to obtain credit, rate levels sufficient for us to generate funds, and revenues adequate to both produce a satisfactory return on the common equity portion of our capital structure and to allow us to issue new securities.

RATIOS OF EARNINGS TO FIXED CHARGES

     Our consolidated ratios of earnings to fixed charges for each of the fiscal years ended December 31, 1995 through 1999 are as follows:

                    YEARS ENDED DECEMBER 31
    1995         1996        1997         1998         1999
    ----         ----        ----         ----         ----
   X3.68        X3.44       X4.14        X4.40        X4.69

     Our consolidated ratio of earnings to fixed charges for the twelve months ended March 31, 2000 was x4.49.

     For purposes of computing these ratios, earnings consist of income before income taxes plus fixed charges. Fixed charges consist of: (a) interest expenses and amortization of debt expenses as reported in our consolidated financial statements; (b) dividends on preferred stock of subsidiary companies; and (c) the portion of net rental expense which is deemed representative of the interest factor inherent in rents.

DESCRIPTION OF SECURITIES WE MAY OFFER

     As required by U.S. federal law for all debt securities of companies that are publicly offered, the Securities issued under this prospectus are governed by an "INDENTURE". The Indenture governing the First Mortgage Bonds is a contract between us and Citibank, N.A. The Indenture governing our unsecured debt securities will be a contract between us and Bank One Trust Company, N.A. Each of these banks currently acts as "TRUSTEE" under the Indenture to which it is a party.

     Each Trustee has two main roles:

o First, the Trustee can enforce your rights against us if we default. There are some limitations on the extent to which the Trustee acts on your behalf.

o Second, the Trustee performs administrative duties for us, such as sending you interest payments, transferring your debt securities to a new buyer if you sell and sending you notices.

     In this description, we refer to the First Mortgage Bonds as "NEW BONDS" and the unsecured debt securities as the "NEW DEBT SECURITIES". "BOND" means any bond that has been, or will be, delivered under the Indenture that governs the New Bonds. A copy of each Indenture is filed as an exhibit to the registration statement relating to the Securities.

     Each Indenture permits us to issue different series of Securities from time to time. We may issue securities in such amounts, at such times and on such terms as we wish. The Securities may differ from one another in their terms.

     Securities may be sold at prices substantially below their face value, and may be denominated in foreign currencies. The prospectus supplement will describe:

o special United States federal income tax or other considerations, if any, with respect to Securities sold at original issue discount.

o special United States federal income tax and other considerations, if any, with respect to Securities which are denominated in a currency or currency unit other than United States dollars.

     Unless otherwise indicated in the prospectus supplement, the covenants contained in the Indentures and the Securities will not afford holders of the Securities protection in the event of a sudden decline in credit rating that might, for example, result from a highly leveraged transaction.

     The Indentures do not limit the aggregate amount of New Debt Securities that we may issue, nor do they limit the aggregate amount of any particular series.

THIS SECTION IS ONLY A SUMMARY

     The Indentures, any Supplemental Indentures and your Security contain the full legal text of the matters described in this section. A copy of each Indenture has been filed with the SEC as part of our registration statement. See "Where You Can Find More Information" on page 16 for information on how to obtain a copy.

     This section summarizes the material terms that will apply generally to the Securities. Each particular Security will have financial and other terms specific to it, and the specific terms of each Security will be described in the prospectus supplement. Those terms may vary from the terms described here. As you read this section, therefore, please remember that the specific terms of your Security as described in your prospectus supplement will supplement and, if applicable, may modify or replace the general terms described in this section. The statements we make in this section may not apply to your Security.

--------------------------------------------------------------------------------
IN THE REMAINDER OF THIS DESCRIPTION "YOU" MEANS DIRECT HOLDERS AND NOT "STREET NAME" OR OTHER INDIRECT HOLDERS OF SECURITIES. INDIRECT HOLDERS SHOULD READ THE SUBSECTION ON PAGE 13 ENTITLED "`STREET NAME' AND OTHER INDIRECT HOLDERS".
--------------------------------------------------------------------------------

DESCRIPTION OF NEW BONDS

FORM, EXCHANGE AND TRANSFER

     The New Bonds will be issued:

o    only in fully registered form;

o    without interest coupons; and

o    in denominations that are even multiples of $1,000.

     You may have your New Bonds broken into more New Bonds of smaller denominations or combined into fewer New Bonds of larger denominations, as long as the total principal amount is not changed. This is called an "EXCHANGE". (ARTICLE II, SECTION 8)

     You may exchange or transfer New Bonds at the office of the entity performing the role of maintaining the list of registered holders, known as the "SECURITY REGISTRAR", or at the office of any transfer agent designated by us for that purpose. (ARTICLE II, SECTION 10)

     You will not be required to pay a service charge to transfer or exchange New Bonds, but you may be required to pay for any tax or other governmental charge associated with the exchange or transfer. The transfer or exchange will only be made if the Security Registrar or transfer agent, as applicable, is satisfied with your proof of ownership. (ARTICLE II, SECTION 10)

     If the New Bonds are redeemable and we redeem less than all of the New Bonds of a particular series, we may block the transfer or exchange of New Bonds during the period beginning 5 days before the day we mail the notice of redemption and ending on the day of that mailing, in order to freeze the list of holders to prepare the mailing. We may also refuse to register transfers or exchanges of New Bonds selected for redemption, except that we will continue to permit transfers and exchanges of the unredeemed portion of any New Bonds being partially redeemed. (ARTICLE II, SECTION 10)

ADDITIONAL NEW BONDS

     Additional New Bonds MAY be issued in an amount up to:

o 60% of the net bondable value (which we estimate was approximately $540,000,000 on December 31, 1999) of property additions that are not subject to an unfunded prior lien (ARTICLE III, SECTION 4);

o the principal amount of Bonds that have been, or will be, retired (ARTICLE III, SECTION 6); and

o    the amount of any cash deposited with the Trustee (ARTICLE III, SECTION 5).

     Additional New Bonds MAY NOT be issued unless our net earnings over a certain period (12 out of the 15 preceding months) that are available for interest, after a provision for depreciation but before income taxes, are at least twice the annual interest charges on all Bonds and prior lien Bonds then outstanding and any New Bonds applied for (ARTICLE III, SECTION 3).

     Cash that we have deposited for an issue of New Bonds may be withdrawn in an amount equal to either:

o 60% of the net bondable value of property additions that are not subject to a prior lien, or

o the aggregate principal amount of certain Bonds that have been retired or will be retired.

     We expect to offer the New Bonds on the basis of property additions, cash deposited with the Trustee or Bonds that have been retired or will be retired. (ARTICLE VIII, SECTION 3)

SECURITY

     The New Bonds are secured by a direct first lien on all the real estate and franchises that we now own or may own in the future.

     This lien is SUBJECT TO:

o    statutory liens;
o    taxes;
o    other permitted liens and encumbrances; and
o the rights of others to certain after-acquired property. (ARTICLE I, DEFINITIONS)

     This lien DOES NOT EXTEND to:

o    any bills;
o    notes;
o    accounts receivable;
o    cash;
o    agreements;
o    unpledged securities;
o    materials and supplies; and
o    certain other assets. (NINTH, PREAMBLE)

PAYMENT AND PAYING AGENTS

     We will pay interest to you if you are a direct holder listed in the records of the Security Registrar or of the transfer agent, as applicable, at the close of business on a particular day. That particular day is called the "REGULAR RECORD DATE" and is stated in the prospectus supplement.

     We will pay interest, principal and any other money due on the New Bonds at the Trustee's corporate trust office. You must make arrangements to have your payments picked up or wired from that office. We may also choose to pay interest by mailing checks.

--------------------------------------------------------------------------------
"STREET NAME" AND OTHER INDIRECT HOLDERS SHOULD CONSULT THEIR BANKS OR BROKERS FOR INFORMATION ON HOW THEY WILL RECEIVE PAYMENTS.
--------------------------------------------------------------------------------

     We may also arrange for additional payment offices and may cancel or change these offices, including our use of the Trustee's corporate trust office. These offices are called "PAYING AGENTS". We are required to maintain a Paying Agent in each Place of Payment for the New Bonds. We must notify you of changes in the Paying Agents for the New Bonds. (ARTICLE IV, SECTION 4)

MERGERS AND SIMILAR EVENTS

     We are generally permitted to consolidate or merge with another company or firm. We are also permitted to sell substantially all of our assets to another firm or to buy substantially all of the assets of another firm. However, we may not take any of these actions unless the following conditions, among others, are met:

o Where we merge out of existence, sell or lease our assets, the merger, sale of assets or lease may not affect the direct first lien on all the real estate and franchises that we now own or may own in the future, and the other firm must agree to be legally responsible for the New Bonds.

o The merger, sale of assets or other transaction must not cause a default on the New Bonds, and we must not already be in default. (ARTICLE XII, SECTIONS 1 AND 3)

MODIFICATION

     There are two methods of modifying the Indenture and the New Bonds.

     CHANGES REQUIRING YOUR APPROVAL. First, there are two changes that cannot be made to your New Bonds without your specific approval:

o any change to the terms of payment of the principal of or interest on your New Bonds; and

o any reduction in the percentage of holders of Bonds whose consent is needed to modify or amend the Indenture. (ARTICLE XV, SECTION 6)

     CHANGES REQUIRING A SUPERMAJORITY VOTE. The second type of change to the Indenture and the Bonds is the kind that requires a vote in favor by holders of Bonds owning 75% of the principal amount of the total amount of outstanding Bonds and, if not all series are affected, a vote in favor by holders of Bonds owning 75% of the principal amount of each affected series. Most changes fall into this category, except for clarifying changes and certain other changes that would not adversely affect holders of the Bonds. (ARTICLE XV, SECTION 6)

COVENANTS

     The prospectus supplement for the New Bonds may set forth restrictive covenants with respect to your New Bonds.

EVENTS OF DEFAULT

     You will have special rights if an Event of Default occurs and is not cured, as described later in this subsection.

     WHAT IS AN EVENT OF DEFAULT? The term "EVENT OF DEFAULT" for the New Bonds means any of the following:

o We do not pay the principal of or any premium on a New Bond on its due date.

o We do not pay interest on a New Bond on its due date.

o We do not deposit any improvement and sinking, renewal and replacement or similar fund payment on its due date.

o We remain in breach of a covenant of the Indenture for 60 days after we receive a notice of default stating we are in breach. The notice must be sent by either the Trustee or holders of 15% of the Bonds.

o We file for bankruptcy or certain other events in bankruptcy, insolvency or reorganization occur.

o We fail to meet other requirements of the Indenture. (ARTICLE IX, SECTION 1)

     REMEDIES IF AN EVENT OF DEFAULT OCCURS. If an Event of Default has occurred and has not been cured, the Trustee or the holders of 25% in principal amount of all Bonds may declare the entire principal amount of all the Bonds to be due and immediately payable. If an Event of Default occurs because of certain events in bankruptcy, insolvency or reorganization, the principal amount of all the New Bonds will be automatically accelerated, without any action by the Trustee or any holder. A declaration of acceleration of maturity may be cancelled by the holders of at least a majority in principal amount of the New Bonds. (ARTICLE IX, SECTION 1)

     Except in cases of default, where the Trustee has some special duties, the Trustee is not required to take any action under the Indenture at the request of any holders unless the holders offer the Trustee reasonable protection from expenses and liability (called an "INDEMNITY"). If reasonable indemnity is provided, the holders of a majority in principal amount of the outstanding New Bonds of the relevant series may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the Trustee (ARTICLE XIII, SECTION 1).

     Before you bypass the Trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the New Bonds, the following must occur:

o You must give the Trustee written notice that an Event of Default has occurred and remains uncured.

o The holders of 25% in principal amount of all outstanding Bonds must make a written request that the Trustee take action because of the default, and must offer reasonable indemnity to the Trustee against the cost and other liabilities of taking that action.

o The Trustee must have refused or neglected to take action within a reasonable time and after receipt of the notice and offer of indemnity.

     However, you are entitled at any time to bring a lawsuit for the payment of money due on your New Bond on or after its due date. (ARTICLE IX, SECTION 12)

--------------------------------------------------------------------------------
"STREET NAME" AND OTHER INDIRECT HOLDERS SHOULD CONSULT THEIR BANKS OR BROKERS FOR INFORMATION ON HOW TO GIVE NOTICE OR DIRECTION TO OR MAKE A REQUEST OF THE TRUSTEE.
--------------------------------------------------------------------------------

     We will furnish to the Trustee every year a written statement of certain of our officers certifying that to their knowledge we are in compliance with the Indenture and the Bonds, or else specifying any default.

DESCRIPTION OF THE NEW DEBT SECURITIES

FORM, EXCHANGE AND TRANSFER

     The New Debt Securities will be issued:

o    only in fully registered form;

o    without interest coupons; and

o    in denominations that are even multiples of $1,000. (SECTION 302)

     The Indenture will not limit the aggregate amount of New Debt Securities that we may issue, nor will it limit the aggregate amount of any particular series.

     You may have your New Debt Securities broken into more New Debt Securities of smaller denominations or combined into fewer New Debt Securities of larger denominations, as long as the total principal amount is not changed. This is called an "EXCHANGE".

     You may exchange or transfer New Debt Securities at the office of the entity performing the role of maintaining the list of registered holders, known as the "SECURITY REGISTRAR", or at the office of any transfer agent designated by us for that purpose. (SECTION 305)

     You will not be required to pay a service charge to transfer or exchange New Debt Securities, but you may be required to pay any tax or other governmental charge associated with the exchange or transfer. The transfer or exchange will only be made if the Security Registrar or transfer agent, as applicable, is satisfied with your proof of ownership.

     If the New Debt Securities are redeemable and we redeem less than all of the New Debt Securities of a particular series, we may block the transfer or exchange of New Debt Securities during the period beginning 15 days before the day we mail the notice of redemption and ending on the day of that mailing, in order to freeze the list of holders to prepare the mailing. We may also refuse to register transfers or exchanges of New Debt Securities selected for redemption, except that we will continue to permit transfers and exchanges of the unredeemed portion of any New Debt Security being partially redeemed. (SECTION 305)

SUBORDINATION

     The prospectus supplement for your series of New Debt Securities will say whether the New Debt Securities are subordinated securities. If so, the payment of principal, any premium and interest on the New Debt Securities will be subordinated in right of payment to the prior payment in full of our "SENIOR DEBT". This means that in certain circumstances where we may not be making payments on all of our debt obligations as they come due, the holders of all of our Senior Debt will be entitled to receive payment in full of all amounts that are due or will become due on the Senior Debt before you and the other direct holders of New Debt Securities will be entitled to receive any amounts on the New Debt Securities. These circumstances include:

o We make a payment or distribute assets to creditors upon any liquidation, dissolution, winding up or reorganization of our company, or as part of an assignment or marshalling of our assets for the benefit of our creditors; or

o We file for bankruptcy or certain other events in bankruptcy, insolvency or similar proceedings occur. (SECTION 1403)

     In addition, we are not permitted to make payments of principal, any premium or interest on the New Debt Securities if we default in our obligation to make payments on Senior Debt and do not cure such default, or if an event of default that permits the holders of Senior Debt to accelerate the maturity of the Senior Debt occurs.(SECTION 1402)

     These subordination provisions mean that if we are insolvent, a holder of our Senior Debt may ultimately receive out of our assets more than a holder of the same amount of our subordinated debt securities (such as the New Debt Securities).

     Senior Debt includes all of our indebtedness evidenced by notes, debentures, bonds (including the New Bonds) or other securities and any indebtedness which we have assumed or guaranteed in any way, even on a contingent basis. Senior Debt also generally includes any renewals, extensions or refundings of the indebtedness described in the preceding sentence.

     At April 30, 2000, we owed a total of approximately $310,850,000 of Senior Debt. The Indenture will not limit the amount of Senior Debt we are permitted to have and we may in the future incur additional Senior Debt.

PAYMENT AND PAYING AGENTS

     We will pay interest to you if you are a direct holder listed in the records of the Security Registrar or of the transfer agent, as applicable, at the close of business on a particular day in advance of each due date for interest, even if you no longer own the New Debt Security on the interest due date. That particular day, usually about two weeks in advance of the interest due date, is called the "REGULAR RECORD DATE" and is stated in the prospectus supplement. (SECTION 307)

     Holders buying and selling New Debt Securities must work out between them how to compensate for the fact that we will pay all the interest for an interest period to the one who is the registered holder on the Regular Record Date. The most common manner is to adjust the sales price of the New Debt Securities to pro rate interest fairly between buyer and seller. This pro rated interest amount is called "ACCRUED INTEREST".

     We will pay interest, principal and any other money due on the New Debt Securities at the Trustee's corporate trust office. You must make arrangements to have your payments picked up at or wired from that office. We may also choose to pay interest by mailing checks.

--------------------------------------------------------------------------------
"STREET NAME" AND OTHER INDIRECT HOLDERS SHOULD CONSULT THEIR BANKS OR BROKERS FOR INFORMATION ON HOW THEY WILL RECEIVE PAYMENTS.
--------------------------------------------------------------------------------

     We may also arrange for additional payment offices and may cancel or change these offices, including our use of the Trustee's corporate trust office. These offices are called "PAYING AGENTS". We are required to maintain a Paying Agent in each Place of Payment for the New Debt Securities. We must notify you of changes in the Paying Agents for any particular series of New Debt Securities. (SECTION 1002)

     All interest, principal and any other money due on the New Debt Securities that is paid by us to a Paying Agent and remains unclaimed for two years after the date on which the payment was due will be repaid to us. The holder of this New Debt Security may then seek payment of the unclaimed amount only from us. (SECTION 1003)

MERGERS AND SIMILAR EVENTS

     We are generally permitted to consolidate or merge with another company or firm. We are also permitted to sell substantially all of our assets to another firm or to buy substantially all of the assets of another firm. However, we may not take any of these actions unless the following conditions, among others, are met:

o Where we merge out of existence or sell our assets, the other firm may not be organized under a foreign country's laws (that is, it must be a corporation, partnership, trust or other entity organized under the laws of a State or the District of Columbia or under federal law) and it must agree to be legally responsible for the New Debt Securities.

o The merger, sale of assets or other transaction must not cause a default on the New Debt Securities, and we must not already be in default (unless the merger or other transaction would cure the default). (SECTION 801)

MODIFICATION AND WAIVER

     There are three types of changes we can make to the Indenture and the New Debt Securities.

     CHANGES REQUIRING YOUR APPROVAL. First, there are changes that cannot be made to your New Debt Securities without your specific approval. Following is a list of those types of changes:

o change the stated maturity of the principal of or interest on any New Debt Security

o    reduce any amounts due on any New Debt Security

o reduce the amount of principal payable upon acceleration of the maturity of any New Debt Security following a default

o    change the place or currency of payment on any New Debt Security

o    impair your right to sue for payment

o reduce the percentage of holders of New Debt Securities whose consent is needed to modify or amend the Indenture

o reduce the percentage of holders of New Debt Securities whose consent is needed to waive compliance with certain provisions of the Indenture or to waive certain defaults

o modify any other aspect of the provisions dealing with modification and waiver of the Indenture (SECTION 902)

     CHANGES REQUIRING A MAJORITY VOTE. The second type of change to the Indenture and the New Debt Securities is the kind that requires a vote in favor by holders of New Debt Securities owning a majority of the principal amount of the particular series affected. Most changes fall into this category, except for clarifying changes and certain other changes that would not adversely affect holders of the New Debt Securities. The same vote would be required for us to obtain a waiver of all or part of the restrictive covenants described later on page 11, or a waiver of a past default. However, we cannot obtain a waiver of a payment default or any other aspect of the Indenture or the New Debt Securities listed in the first category described above under "Changes Requiring Your Approval" unless we obtain your individual consent to the waiver. (SECTION 513)

     CHANGES NOT REQUIRING APPROVAL. The third type of change does not require any approval by holders of New Debt Securities. This type is limited to clarifications and certain other changes that would not adversely affect holders of the New Debt Securities.

     FURTHER DETAILS CONCERNING VOTING. When taking a vote, we will use the following rules to decide how much principal amount to attribute to a New Debt
Security:

o For discount securities, we will use the principal amount that would be due and payable on the voting date if the maturity of the New Debt Securities were accelerated to that date because of a default.

o For New Debt Securities whose principal amount is not known (for example, because it is based on an index), we will use a special rule for that New Debt Security described in the prospectus supplement.

o For New Debt Securities denominated in one or more foreign currencies or currency units, we will use the U.S. dollar equivalent.

     New Debt Securities will not be considered outstanding, and therefore are not eligible to vote, if we have deposited or set aside in trust for you money for their payment or redemption. New Debt Securities will also not be eligible to vote if they have been fully defeased as described later on page 11 under "Full Defeasance". (SECTION 101)

     We generally will be entitled to set any day as a record date for the purpose of determining the holders of outstanding New Debt Securities that are entitled to vote or take other action under the Indenture. In certain limited circumstances, the Trustee will be entitled to set a record date for action by holders. If we or the Trustee set a record date for a vote or other action to be taken by holders of a particular series, that vote or action may be taken only by persons who are holders of outstanding New Debt Securities of that series on the record date and must be taken within 180 days following the record date or a shorter period that we may specify (or as the Trustee may specify if it sets the record date). We may shorten or lengthen (but not beyond 180 days) this period from time to time. (SECTION 104)

--------------------------------------------------------------------------------
"STREET NAME" AND OTHER INDIRECT HOLDERS SHOULD CONSULT THEIR BANKS OR BROKERS FOR INFORMATION ON HOW APPROVAL MAY BE GRANTED OR DENIED IF WE SEEK TO CHANGE THE INDENTURE OR THE NEW DEBT SECURITIES OR REQUEST A WAIVER.
--------------------------------------------------------------------------------

COVENANTS

     The prospectus supplement for your series of New Debt Securities may set forth restrictive covenants with respect to your New Debt Security.

DEFEASANCE

     The following discussion of full defeasance and covenant defeasance will be applicable to your series of New Debt Securities only if we choose to have them apply to that series. If we do so choose, we will inform you of this decision in the prospectus supplement.

(SECTION 1301)

     FULL DEFEASANCE. If there is a change in federal tax law, as described below, we can legally release ourselves from any payment or other obligations on the New Debt Securities (called "FULL DEFEASANCE") if we put in place the following other arrangements for you to be repaid:

o We must deposit in trust for your benefit and the benefit of all other direct holders of the New Debt Securities a combination of money and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the New Debt Securities on their various due dates.

o There must be a change in current federal tax law or an IRS ruling that lets us make the above deposit without causing you to be taxed on the New Debt Securities any differently than if we did not make the deposit and just repaid the New Debt Securities ourselves. (Under current federal tax law, the deposit and our legal release from the New Debt Securities would be treated as though we took back your New Debt Securities and gave you your share of the cash and notes or bonds deposited in trust. In that event, you could recognize gain or loss on the New Debt Securities you give back to us.)

o We must deliver to the Trustee a legal opinion of our counsel confirming the tax law change described above. (SECTIONS 1302 AND 1304)

o If we ever did accomplish full defeasance, as described above, you would have to rely solely on the trust deposit for repayment on the New Debt Securities. You could not look to us for repayment in the unlikely event of any shortfall. Conversely, the trust deposit would most likely be protected from claims of our lenders and other creditors if we ever become bankrupt or insolvent.

     COVENANT DEFEASANCE. Under current federal tax law, we can make the same type of deposit described above and be released from some of the restrictive covenants in the New Debt Securities that may be described in the applicable prospectus supplement. This is called "COVENANT DEFEASANCE". In that event, you would lose the protection of those restrictive covenants but would gain the protection of having money and securities set aside in trust to repay the New Debt Securities. In order to achieve covenant defeasance, we must do the following:

o We must deposit in trust for your benefit and the benefit of all other direct holders of the New Debt Securities a combination of money and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the New Debt Securities on their various due dates.

o We must deliver to the Trustee a legal opinion of our counsel confirming that under current federal income tax law we may make the above deposit without causing you to be taxed on the New Debt Securities any differently than if we did not make the deposit and just repaid the New Debt Securities ourselves.

     If we accomplish covenant defeasance, the following provisions of the Indenture and the New Debt Securities would no longer apply:

o Covenants applicable to the series of New Debt Securities and described in the prospectus supplement.

o The Events of Default relating to breach of covenants and acceleration of the maturity of other debt, described later on page 12 under "What Is an Event of Default?".

     If we accomplish covenant defeasance, you can still look to us for repayment of the New Debt Securities if there is a shortfall in the trust deposit. In fact, if one of the remaining Events of Default occurs (such as our bankruptcy) and the New Debt Securities become immediately due and payable, there may be such a shortfall. Depending on the event causing the default, you may not be able to obtain payment of the shortfall. (SECTIONS 1303 AND 1304)

EVENTS OF DEFAULT

     You will have special rights if an Event of Default occurs and is not cured, as described later in this subsection.

     WHAT IS AN EVENT OF DEFAULT? The term "EVENT OF DEFAULT" for the New Debt Securities means any of the following:

o We do not pay the principal of or any premium on a New Debt Security on its due date.

o We do not pay interest on a New Debt Security within 30 days of its due date.

o    We do not deposit any sinking fund payment on its due date.

o We remain in breach of a covenant of the Indenture for 60 days after we receive a notice of default stating we are in breach. The notice must be sent by either the Trustee or holders of 10% of the principal amount of New Debt Securities of the affected series.

o We file for bankruptcy or certain other events in bankruptcy, insolvency or reorganization occur.

o Any other Event of Default described in the prospectus supplement occurs. (SECTION 501)

     REMEDIES IF AN EVENT OF DEFAULT OCCURS. If an Event of Default has occurred and has not been cured, the Trustee or the holders of 25% in principal amount of the New Debt Securities of the affected series may declare the entire principal amount of all the New Debt Securities of that series to be due and immediately payable. If an Event of Default occurs because of certain events in bankruptcy, insolvency or reorganization, the principal amount of all the New Debt Securities of that series will be automatically accelerated, without any action by the Trustee or any holder. A declaration of acceleration of maturity may be canceled by the holders of at least a majority in principal amount of the New Debt Securities of the affected series. (SECTION 502)

     Except in cases of default where the Trustee has some special duties, the Trustee is not required to take any action under the Indenture at the request of any holders unless the Holders offer the Trustee reasonable protection from expenses and liability (called an "INDEMNITY"). If reasonable indemnity is provided, the holders of a majority in principal amount of the outstanding New Debt Securities of the relevant series may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the Trustee. These majority holders may also direct the Trustee in performing any other action under the Indenture. (SECTION 512)

     Before you bypass the Trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the New Debt Securities, the following must occur:

o You must give the Trustee written notice that an Event of Default has occurred and remains uncured.

o The holders of 25% in principal amount of all outstanding New Debt Securities of the relevant series must make a written request that the Trustee take action because of the default, and must offer reasonable indemnity to the Trustee against the cost and other liabilities of taking that action.

o The Trustee must have not taken action for 60 days after receipt of the notice and offer of indemnity. (SECTION 507)

     However, you are entitled at any time to bring a lawsuit for the payment of money due on your New Debt Security on or after its due date. (SECTION 508)

--------------------------------------------------------------------------------
"STREET NAME" AND OTHER INDIRECT HOLDERS SHOULD CONSULT THEIR BANKS OR BROKERS FOR INFORMATION ON HOW TO GIVE NOTICE OR DIRECTION TO OR MAKE A REQUEST OF THE TRUSTEE AND TO MAKE OR CANCEL A DECLARATION OF ACCELERATION.
--------------------------------------------------------------------------------

     We will furnish to the Trustee every year a written statement of certain of our officers certifying that to their knowledge we are in compliance with the Indenture and the New Debt Securities, or else specifying any default. (SECTION
1004)

LEGAL OWNERSHIP

"STREET NAME" AND OTHER INDIRECT HOLDERS

     Investors who hold Securities in accounts at banks or brokers will generally not be recognized by us as legal holders of Securities. This is called holding in "STREET NAME". Instead, we would recognize only the bank or broker, or the financial institution the bank or broker uses to hold its securities. These intermediary banks, brokers and other financial institutions pass along principal, interest and other payments on the securities, either because they agree to do so in their customer agreements or because they are legally required to forfeit these securities payments. If your Securities are in "Street Name," you should check with your own institution to find out:

o    How it handles securities payments and notices.

o    Whether it imposes fees or charges.

o    How it would handle voting if ever required.

o Whether and how you can instruct it to send you Securities registered in your own name so you can be a direct holder as described below.

o How it would pursue rights under the Securities if there were a default or other event triggering the need for holders to act to protect their interests.

DIRECT HOLDERS

     Our obligations, as well as the obligations of the Trustee and those of any third parties employed by us or either Trustee, run only to Persons who are registered as holders of Securities. As noted above, we do not have obligations to you if you hold in "Street Name" or other indirect means, either because you choose to hold Securities in that manner or because the Securities are issued in the form of Global Securities as described below. For example, once we make payment to the registered holder, we have no further responsibility for the payment even if that holder is legally required to pass the payment along to you as a "Street Name" customer but does not fulfill this obligation.

REGARDING THE TRUSTEES

     The Trustee under the Indenture for the New Bonds is Citibank, N.A., with whom we maintain normal banking arrangements. The Trustee under the Indenture for the New Debt Securities will be Bank One Trust Company, N.A., with whom we also maintain normal banking arrangements.

     If an event of default (or an event that would be an event of default if the requirements for giving us default notice or for our default having to exist for a specific period of time were disregarded) occurs, one or both of the Trustees may be considered to have a conflicting interest for purposes of the Trust Indenture Act of 1939 with respect to the Securities. In that case, one or both of the Trustees may be required to resign as trustee and we would be required to appoint one or more successor trustees.

GLOBAL SECURITIES

     WHAT IS A GLOBAL SECURITY? A Global Security is a special type of indirectly-held Security, as described above under "`Street Name' and Other Indirect Holders". We may choose to issue some or all of the Securities in the form of Global Securities, in which case the ultimate beneficial owners can only be indirect holders. We do this by requiring that the Global Security be registered in the name of a financial institution we select and by requiring that the Securities included in the Global Security not be transferred to the name of any other direct holder unless the special circumstances described below occur. The financial institution that acts as the sole direct holder of the Global Security is called the "Depositary". Any person wishing to own a Global Security must do so indirectly through an account with a broker, bank or other financial institution that in turn has an account with the Depositary. The prospectus supplement will indicate whether your series of Securities will be issued only in the form of Global Securities.

     SPECIAL INVESTOR CONSIDERATIONS FOR GLOBAL SECURITIES. As an indirect holder, an investor's rights relating to a Global Security will be governed by the account rules of the investor's financial institution and of the Depositary, as well as general laws relating to securities transfers. We do not recognize this type of investor as a holder of Securities and instead deal only with the Depositary that holds the Global Security.

     An investor should be aware that if Securities are issued only in the form of Global Securities:

     The investor cannot get Securities registered in his or her own name.

o The investor cannot receive physical certificates for his or her interest in the Securities.

o The investor will be a "Street Name" holder and must look to his or her own bank or broker for payments on the Securities and protection of his or her legal rights relating to the Securities. See the discussion above "`Street Name' and Other Indirect Holders".

o The Depositary's policies will govern payments, transfers, exchange and other matters relating to the investor's interest in the Global Security. We and each Trustee have no responsibility for any aspect of the Depositary's actions or for its records of ownership interests in the Global Security. We and each Trustee also do not supervise the Depositary in any way.

o The laws of some jurisdictions require that certain purchasers receive physical certificates for their interests in the securities. These laws may impair the ability to transfer beneficial interests in a Global Security.

     SPECIAL SITUATIONS WHEN A GLOBAL SECURITY WILL BE TERMINATED. In a few special situations described later, a Global Security will terminate and interests in it will be exchanged for physical certificates representing Securities. After that exchange, the choice of whether to hold Securities directly or in "Street Name" will be up to the investor. Investors must consult their own bank or brokers to find out how to have their interests in Securities transferred to their own name so that they will be direct holders. The rights of "Street Name" investors and direct holders in the Securities have been described above under "`Street Name' and Other Indirect Holders" and "Direct Holders" on pages 13 and 14.

     The special situations for termination of a Global Security are:

o When the Depositary notifies us that it is unwilling, unable or no longer qualified to continue as Depositary.

o When an event of default on the Securities has occurred and has not been cured. (Defaults are discussed above).

     The prospectus supplement may also list additional situations for terminating a Global Security that would apply only to the particular series of Securities covered by the prospectus supplement. When a Global Security terminates, the Depositary (and not the company or each Trustee) is responsible for deciding the names of the institutions that will be the initial direct holders.

PLAN OF DISTRIBUTION

     We may sell Securities:

o    to or through underwriting syndicates represented by managing underwriters;

o through one or more underwriters without a syndicate for them to offer and sell to the public;

o    through dealers or agents; and

o to investors directly in negotiated sales or in competitively bid transactions.

     Any underwriter or agent involved in the offer and sale of any series of the Securities will be named in the prospectus supplement.

     The prospectus supplement for each series of Securities will describe:

o the terms of the offering of these Securities, including the name of the agent or the name or names of any underwriters;

o    the public offering or purchase price;

o any discounts and commissions to be allowed or paid to the agent or underwriters and all other items constituting underwriting compensation;

o    any discounts and commissions to be allowed or paid to dealers; and

o    other specific terms of the particular Securities.

     Only the agents or underwriters named in a prospectus supplement are agents or underwriters in connection with the Securities being offered by that prospectus supplement.

     Underwriters, agents and dealers may be entitled, under agreements with us, to indemnification against certain civil liabilities, including liabilities under the Securities Act.

     Underwriters to whom Securities are sold by us for public offering and sale are obliged to purchase all of those particular Securities if any are purchased. This obligation is subject to certain conditions and may be modified in the applicable prospectus supplement.

     Underwriters, dealers or agents may engage in transactions with, or perform services for, us or our affiliates in the ordinary course of business.

VALIDITY OF DEBT SECURITIES

     Sullivan & Cromwell, New York, New York, will pass upon the validity of the Securities for us. Simpson Thacher & Bartlett, New York, New York, will pass upon the validity of the Securities for any underwriters or agents. On matters of local law, these firms will rely on Robert R. Winter, Esq., Vice President and Deputy General Counsel of Monogahela Power Company.

EXPERTS

     The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 1999 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

     The SEC allows us to "INCORPORATE BY REFERENCE" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the Securities that we have registered.

o    The Annual Report on Form 10-K for the year ended December 31, 1999;

o    The Quarterly Report on Form 10-Q for the quarter ended March 31, 2000; and

o    The Current Report on Form 8-K filed March 9, 2000.

     You may request a copy of these filings, excluding any filed exhibits, at no cost by writing or telephoning us at the following address or telephone number:

     Monongahela Power Company
     1310 Fairmont Avenue, P.O. Box 1392
     Fairmont, WV 26555-1392
     Attention: Thomas C. Sheppard, Jr.
                Assistant Secretary
     Telephone: (304) 367-3432

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                                  $300,000,000


                            MONONGAHELA POWER COMPANY


                   FIRST MORTGAGE BONDS, 5.0% SERIES DUE 2006




                             -----------------------
                              PROSPECTUS SUPPLEMENT
                               SEPTEMBER 27, 2001
                             -----------------------



                            SOLE BOOK-RUNNING MANAGER

                         BANC OF AMERICA SECURITIES LLC

                               JOINT LEAD MANAGER

                         BANC ONE CAPITAL MARKETS, INC.

                          MELLON FINANCIAL MARKETS, LLC

                            SCOTIA CAPITAL (USA) INC.





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